

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Bonnie Yi Zhang
Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

> **Re: Weibo Corporation**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed on April 4, 2014**
> **File No. 333-194589**

Dear Ms. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management

Committees of the Board of Directors, page 155

1.   Please explain how the composition of your audit committee complies with the requirements of Rule 5605(c)(2)(A) of the Listing Rules of the NASDAQ Stock Market.

Principal Shareholders, page 159

2.   Please expand footnote 9 to specify the number of shares that Ali WB will receive in this offering as well as the number of shares it will purchase from SINA and in the concurrent private placement.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

3.   Please revise to disclose the grant of 1,550,000 restricted share units to your directors and officers on April 4, 2014, as disclosed on page 95.

Item 8. Exhibits and Financial Statement Schedules, page II-2

Exhibits 5.1 and 99.2

4.   Please revise each opinion to state the number of shares offered.

Exhibit 10.11

5.   Please revise to include an English translation of schedule 2 to exhibit 10.11. Refer to Item 306 of Regulation S-T.

Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP